Exhibit 3.1

ARTICLE XI

Forum

SECTION 1. Unless the Company consents in writing to the selection of an alternative forum, any state or federal court located in New York County in the State of New York (any such court, a “Chosen Court”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding purportedly brought on behalf of the Company, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or shareholder of the Company to the Company or the Company’s shareholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the New York Business Corporation Law or the Company’s Certificate of Incorporation or these By-Laws (with respect to each, as may be amended from time to time), or (iv) any action or proceeding asserting a claim otherwise governed by the internal affairs doctrine. Any person holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be (a) deemed to have notice of and consented to the provisions of this Article XI, and (b) deemed to have waived any argument relating to the inconvenience of the Chosen Court in connection with any action or proceeding described in this Article XI. If any action or proceeding the subject matter of which is within the scope of this Article XI is filed in a court other than a Chosen Court (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of any Chosen Court in connection with any action or proceeding brought in any such court to enforce this Article XI (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.